Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Common Share Dividend by 4 cents from the prior quarter, up 5 per cent from the prior year

TORONTO, May 29, 2024 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced at its Board of Directors declared a quarterly dividend of $1.55 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2024 (“Q3 2024 Dividend”), a 4 cent, or 3 per cent, increase from the prior quarter, up 5 per cent from the prior year.

The Board of Directors also declared dividends of:

•	$0.2265 per share on paid-up Class B Preferred Shares Series 29;
•	$0.240688 per share on paid-up Class B Preferred Shares Series 31;
•	$0.190875 per share on paid-up Class B Preferred Shares Series 33; and
•	$0.426 per share on paid-up Class B Preferred Shares Series 44.

The dividend on the common shares is payable on August 27, 2024, to shareholders of record on July 30, 2024. The dividends on the preferred shares are payable on August 26, 2024, to shareholders of record on July 30, 2024.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Such additional common shares will be purchased on the open market without a discount until further notice.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on August 1, 2024. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	X: @BMOmedia